Tiptree Financial Inc.
780 Third Avenue, 21st Floor
New York, New York 10017

October 5, 2015
Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:    Jeffrey P. Riedler and Christina De Rosa

Re:	Tiptree Financial Inc. Registration Statement on Form S-3 Filed August 18, 2015
Amendment No. 1 Filed September 17, 2015
File No. 333-206454 (the “Registration Statement”)
Dear Mr. Riedler and Ms. De Rosa:
Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Tiptree Financial Inc. (the “Registrant”) hereby respectfully requests that the effective date for the above-referenced Registration Statement be accelerated so that it will be declared effective at 1:00 p.m., New York City time, on October 7, 2015, or as soon as practicable thereafter.
Notwithstanding the foregoing, the Registrant acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declared the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Registrant may not assert staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
October 5, 2015

Please notify me of the time at which the Registration Statement was declared effective pursuant to this acceleration request.
If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to call me at (212) 446-1407.

Very truly yours,

/s/ Neil C. Rifkind
Neil C. Rifkind
                        Vice President, General Counsel and Secretary

cc:    Geoffrey Kauffman, Co-Chief Executive Officer, Tiptree Financial Inc.
Michael R. Littenberg, Esq., Schulte Roth & Zabel LLP
Farzad Damania, Esq., Schulte Roth & Zabel LLP